
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 14, 2009

Randall D. Stilley
President and Chief Executive Officer
Pride SpinCo, Inc.
5847 San Felipe, Suite 3300
Houston, TX 77057

      Re: **Pride SpinCo, Inc.**
                    Amendment No. 4 to Form 10
                    Filed July 6, 2009
                    File No. 1-34231

Dear Mr. Stilley:

We have reviewed your response letter and amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

Amendment No. 4 to Registration Statement on Form 10

Exhibit 99-1

Unaudited Pro Forma Combined Financial Information, page 45

1. We note your response to prior comment 2 from our letter dated June 26, 2009. Please add disclosure either in the introductory paragraphs to this section or in the footnotes on page 49 to clarify that contingent obligations relating to the Mexican tax assessments are excluded from the pro forma balance sheet. Include the amounts of the assessments and anticipated potential assessments or refer to related disclosure elsewhere in your filing.

Randall D. Stilley
Pride SpinCo, Inc.
July 14, 2009
Page 2

<u>Financial Statements</u>

<u>Note 2 – Significant Accounting Policies</u>

<u>Property and Equipment, page F-18</u>

2. We have considered your response to prior comment 3(a) in our letter dated June 26, 2009. Please provide the following additional information with respect to your conclusion that your entire mat-supported jackup fleet is a single asset group under paragraph 10 of SFAS 144.

   (a) Clarify the lowest level of identifiable cash flows. In this regard, tell us whether you are able to identify specific revenues and costs associated with each individual rig or whether you allocate revenues and costs among individual rigs for any purpose, such as for performance evaluation and budgeting. Explain whether you track other operating information on a per-rig basis, such as utilization, day rates and days operated.

   (b) With regard to your conclusion that the cash flows of individual rigs are not "largely independent" from the cash flows of other rigs, you have told us that (1) the rigs could be substituted; (2) labor costs can be redirected among the rigs; and (3) costs can be shared for equipment and spare parts. Please tell us how these factors create a *dependency* of the rigs on one another. That is, describe the extent to which equipment and costs *are* shared and when and how interchangeability of rigs occurs.

   (c) Compare and contrast your particular facts and circumstances to the example discussed in paragraph B45 of SFAS 144. In this regard, include a description of the obligations mandated in your contracts and which of your idled or stacked rigs would be suitable for and potentially utilized for those contracts.

   (d) Tell us why you believe it is appropriate to group all rigs regardless of their capabilities. Include in your explanation how the water depth ratings, drilling depth ratings and other characteristics of your rigs affect interchangeability. Also explain whether each rig is interchangeable for another based upon where they are currently located and the cost to move them.

   (e) Tell us how you considered PEMEX's shifting focus towards deeper water exploration, which will increasingly require the use of rigs with greater water depth capability, as described by you on page F-30 of Exhibit 99.1 and elsewhere in your filing, when you determined that similar characteristics of your rigs permits you to group them.

(f) We note that you determined that your business will consist of two reportable segments based on geographic location, U.S. and Mexico. Please tell us what operating segments you have identified and the basis for that determination under SFAS 131. Provide an analysis contrasting your conclusions regarding your SFAS 144 asset group versus your SFAS 131 operating and reportable segments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any question regarding accounting issues to Suying Li at (202) 551-3335 or, in her absence, Sandra Eisen at (202) 551-3864. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Breen Haire, Esq. (713) 229-2748